NEW YORK, NY WASHINGTON, DC CHICAGO, IL PARSIPPANY, NJ BRUSSELS, BELGIUM AFFILIATE OFFICES MUMBAI, INDIA	KELLEY DRYE & WARREN LLP A LIMITED LIABILITY PARTNERSHIP 400 ATLANTIC STREET STAMFORD, CONNECTICUT 06901-3229 (203) 324-1400	FACSIMILE (203) 327-2669 www.kelleydrye.com Elizabeth A. Warren DIRECT LINE: (203) 351-8066 EMAIL: ewarren@kelleydrye.com

September 23, 2008

Ms. Rolaine S. Bancroft, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Re:       iDcentrix, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              File No. 333-150939

Dear Ms. Bancroft:

Set forth below are the responses of iDcentrix, Inc., a Nevada corporation (the “Registrant”), to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Registrant’s Amendment No. 1 to Registration Statement on Form S-1, File No. 333-150939 (the “Registration Statement”), contained in a letter, dated August 1, 2008, from Rolaine S. Bancroft, Special Counsel, to Francine Dubois, President and Chief Executive Officer of the Registrant.  For convenience of reference, the paragraph numbers of this response conform to the paragraph numbers of the Staff’s comments and we have repeated each comment below followed by the Registrant’s response.  All page references in the responses are to pages of Amendment No. 2 to the Registration Statement which is being filed herewith.  All capitalized terms used herein, and not otherwise defined herein, have the meanings assigned to them in the Registration Statement.

Cover Page, page 1

1.	We note your response to prior comments 1 and 2. Please revise your cover page to state that Fortress Paper may be deemed an underwriter.

The Registrant has not revised the cover page of the prospectus to state that Fortress Paper may be deemed an underwriter based upon my conversation with Mr. Stickel on September 9, 2008.

KELLEY DRYE & WARREN LLP

September 23, 2008
Page Two

Summary, page 4

2.
We note your response to prior comment 18 that you believe you will need to raise a minimum of $4 million over the next twelve to twenty-four months in order to continue your development.  Please revise to include this disclosure as well as your burn rate in your summary and in your plan of operations beginning on page 28.

The Registrant has added to the sixth paragraph under the heading “Summary – Business,” at pages 4-5, and as a new penultimate paragraph under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations – Plan of Operations,” beginning at page 28, a disclosure of the fact that the Registrant will need to raise a minimum of $4 million over the next twelve to twenty-four months in order to continue its development, as well as a disclosure of the Registrant’s current approximate burn rate.  The burn rate disclosure has also been added as a new final sentence under “Risk Factors – Going Concern,” at page 6, and under “Business – Going Concern,” beginning on page 19.

3.
While we note your response to prior comment 23, please revise to remove the phrase “easy to authenticate” or describe why the card is easy to authenticate.  Please make corresponding changes on page 21.

The Registrant has revised the disclosure in the third paragraph under the heading “Summary – Business,” at page 4, and the first paragraph under the heading “Business – Landqart’s LQard Technology,” at page 21, to remove the phrase “easy to authenticate,” as requested.

Security Card Industry, page 20

4.
We note your response to our prior comment 19 and your reference to the report by Stanford Group Company used as support for some of the information.  Please tell us whether this information is available to the public without charge or at a nominal cost and provide appropriate details in that respect.  If the sources are not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit.  Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance.  Alternatively, you may be able to adopt some of these statements as your own, but you would still need to provide a basis for the beliefs related to government spending initiatives related to identification cards and security.

The Stanford Group Company report is not generally available to the public, but only to subscribers.  Accordingly, the Company has deleted the reference to that report from the fourth paragraph under the heading “Business – Security Card Industry,” at page 20.

KELLEY DRYE & WARREN LLP

September 23, 2008
Page Three

Sales and Marketing, page 23

5.
We note your response to comments 24 and 25 that you have entered into two preferred partnership agreements.  If material to your business, please revise to disclose the material terms of those contracts and file them as exhibits or advise.  Refer to Item 601(b)(10) of Regulation S-K.

Please note that, in Amendment No. 2 to the Registration Statement filed herewith, the Registrant has added in the third paragraph under the heading “Business – Sales and Marketing”, and the second paragraph under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations – Plan of Operations”, at pages 23 and 28, respectively, a reference to a third preferred partnership agreement which was entered into after the filing of Amendment No. 1 to the Registration Statement.  The Registrant evaluated each of the three preferred partnership agreements at the respective times they were entered into and determined that none of the agreements was a “material definitive agreement” as defined in Item 1.01(b) of Form 8-K.  As a result, it has not disclosed the material terms of the agreements or filed them as exhibits.  The agreements are referred to simply as part of the more general description of the Registrant’s sales and marketing efforts thus far during fiscal 2009.

Exhibits

6.           Please file your legal opinion when available.

The Registrant has filed the legal opinion of McDonald Carano Wilson LLP as Exhibit 5 to Amendment No. 2 to Registration Statement.  The consent of McDonald Carano Wilson LLP is included in its opinion.

Please be advised that certain information previously provided as of June 30, 2008  in Amendment No. 1 has been updated to August 31, 2008 in Amendment No. 2.  In addition, Amendment No. 2 has been updated to include financial information for the six month period ended July 31, 2008.  Should you have any questions regarding the Company’s responses to your comments, or the additional disclosures in Amendment No. 2 to the Registration Statement, please contact Elizabeth Warren at (203) 351-8066 or Brian Calvey at (203) 351-8070.

Very truly yours,

/s/ Elizabeth A. Warren

Elizabeth A. Warren

cc:	Securities and Exchange Commission John B. Stickel

KELLEY DRYE & WARREN LLP

September 23, 2008
Page Four

iDcentrix, Inc.
              Francine Dubois
  Chief Executive Officer

  David Fractor
  Chief Financial Officer

Kelley Drye & Warren LLP
  Brian J. Calvey
  M. Ridgway Barker